Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Strategic Diagnostics Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-68484, 333-118297, 333-68107, 333-21211, and 333-20421) on Form S-8 of Strategic Diagnostics Inc. of our report dated March 26, 2010, with respect to the consolidated balance sheets of Strategic Diagnostics Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Strategic Diagnostics Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 26, 2010